UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



     (Check  One):  [X] Form 10K  [ ] Form  20-F  [ ] Form  11-K   [ ] Form 10-Q
                    [ ] Form N-SAR

                       For Period Ended December 31, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: --------

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

                        FINANCIAL INDUSTRIES CORPORATION
                             Full Name of Registrant

            6500 River Place Blvd., Building One, Austin, Texas 78730
   Address of Principal Executive Office (Street and Number), City, State and
                                    Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The Registrant is unable to timely file its report on Form 10-K for the fiscal year ending December 31, 2002, without unreasonable effort or expense. The Registrant has been working diligently to prepare its consolidated financial statements for the year ended December 31, 2002 and such consolidated financial statements have been substantially completed. However, for the reasons set forth below, the Registrant needs additional time in which to complete its work.

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     In connection  with the  preparation  of the Annual Report on Form 10-K for the year ended December 31, 2002, the Registrant's new Chief Financial Officer conducted a review of accounting policies and procedures considered to be important to the portrayal of the financial condition and the operating results of the Registrant. Based on such review, and following discussions with the Company's independent accountants, management of the Registrant has determined that certain items set forth in the financial statements for the years ended December 31, 2001 and December 31, 2000 should be restated. The Registrant expects that such restatement will affect previously reported results by less than 5%.

     The restatement relates primarily to reductions regarding: (i) collectibility of agent balances; (ii) a change in the amortization of deferred acquisition costs and the present value of future profits; (iii) recognition of an allowance for uncollectible receivables; (iv)
     depreciation of certain assets; (v) deferral of a gain related to an operating lease; (vi) an increase in the carrying value of the Registrant's prepaid pension asset; and (vii) an increase to market value of the carrying value of Registrant's investment in a variable annuity separate account.


PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

George M. Wise, III
(Name)

(512) 404-5045
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Part IV - Other Information

     The Registrant expects to report a significant change in net income from a gain in 2001 compared with a loss for 2002. The decrease in net income for the year 2002, before the cumulative effect of change in accounting principle, was primarily affected by a decrease in investment income, net realized losses on impaired investments, an increase in death benefits, and an increase in operating expenses.

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                        FINANCIAL INDUSTRIES CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2003                           By:     /s/ George M. Wise, III
                                                 _______________________________
                                                 Chief Financial Officer



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